UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2022

Commission File Number: 001-41411

Haleon plc
(Translation of registrant’s name into English)

England and Wales
(Jurisdiction of Incorporation)

Building 5, First Floor, The Heights,
Weybridge, Surrey, KT13 0NY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBIT INDEX

Exhibit Number	Description
99.1	Press Release entitled H1 Trading Update - Six Months Ended 30 June 2022 dated July 27, 2022

99.1

27 July 2022

Half year trading update

for the six months ended 30 June 2022

Haleon plc ("Haleon") is today providing a trading update for the six months ended 30 June 2022 and will report its full half-year results on 19 September 2022. GSK plc ("GSK") is releasing its half-year results for the six months ended 30 June 2022 today. An explanation of the disclosures made by GSK is included in the Appendix I to this trading update.

Key highlights:

●     Successful listing on LSE as a member of the FTSE 100, and NYSE following demerger from GSK

●    H1 revenue increased +13.4% to £5,188m, organic revenue growth +11.6%; 3.7% price and 7.9% volume mix

●    Q2 revenue increased +12.9%, organic revenue growth +7.5%; 4.0% price and 3.5% volume mix, after an adverse impact of 2% on volume due to reversal of Q1 system cutover benefit

●    Strong power brand performance in H1: +13.4% organic growth with Panadol, Theraflu, Otrivin, Advil and Centrum particularly strong

●     Rebound and strength in Cold and Flu season added 4% to H1 organic growth

●     Ecommerce 9% total sales, growth in the high teens

●     FY22 organic revenue growth is now expected to be 6-8%

●    FY22 adjusted operating margin slightly down at constant currency on LY (FY 2021: 22.8%). Strong growth, Pfizer synergies, pricing and ongoing supply efficiencies, will largely offset standalone costs, continued investment, inflationary cost pressure and the impact of Russia and Ukraine. Assuming current spot rates, currency will be slightly positive on adjusted operating margin.

Brian McNamara Chief Executive Officer said:

"Haleon delivered strong growth in the first half continuing the positive momentum seen since the start of year. This reflects the strength of our portfolio, continued innovation and excellent commercial execution across our markets. Organic revenue growth of 11.6% was broad based across all categories and geographic segments, and importantly reflected a healthy balance of price and volume mix. Respiratory benefited from a strong cold and flu season, and Pain Relief and Vitamins, Minerals and Supplements delivered double digit growth. Oral Health grew mid single digit. With two strong quarters delivered and continued momentum into the second half, we now expect to deliver full year organic revenue growth ahead of our medium term guidance range. We continue to invest to drive sustainable growth and remain confident in delivering on our medium term guidance."

	H1 2022	H1 2021	Change	Q2 2022	Q2 2021	Change
Revenue	£5,188m	£4,575m	13.4%	£2,561m	£2,269m	12.9%
Organic growth %1			11.6%			7.5%
o/w Price			3.7%			4.0%
o/w Volume/Mix			7.9%			3.5%

1. Reconciliation of IFRS results to adjusted results can be found on pages 9 to 10.

Outlook

Following strong momentum in the first half, FY2022 organic revenue growth is now expected to be 6-8%.

Adjusted operating margin in FY2022 is expected to be slightly down at constant currency on last year (FY21: 22.8%). Strong growth, the Pfizer synergies, pricing and ongoing supply efficiencies, will largely offset Haleon standalone costs (£175-£200 million), continued investment, inflationary cost pressure and the impact of Russia and Ukraine. Assuming current spot rates are sustained for the rest of the year, currency will be slightly positive on adjusted operating margin.

All medium term guidance reiterated, with annual organic revenue growth of 4-6%, sustainable moderate adjusted operating margin expansion at constant currency, and Net debt/EBITDA below 3x by the end of 2024.

Financial Reporting Disclosure and calendar

Haleon quarterly revenue split for Q3 and Q4 in 2021 and HY21 results provided in appendix

HY 2022 Results	19 September 2022
Q3 2022 Trading Statement	10 November 2022
FY 2022 Results	March 2023
Q1 2023 Trading Statement	May 2023
HY 2023 Results	August 2023

Enquiries
Investors		Media
Sonya Ghobrial	+44 7392 784784	Zoe Bird	+44 7736 746167
Rakesh Patel	+44 7552 484646	Nidaa Lone	+44 7841 400607
Emma White	+44 7792 750133	Ross Whittam	+44 7796 204198
Email: investor-relations@haleon.com		Email: corporate.media@haleon.com

About Haleon plc

Haleon (LSE: HLN, NYSE: HLN) is a global leader in consumer health, with brands trusted by millions of consumers globally. The group employs over 22,000 people across 170 markets, who are united by Haleon's purpose - to deliver better everyday health with humanity. Haleon's product portfolio spans five major categories - Oral Health, Vitamins, Minerals and Supplements (VMS), Pain Relief, Respiratory Health, Digestive Health and Other. Its long-standing brands - such as Advil, Sensodyne, Panadol, Voltaren, Theraflu, Otrivin, Polident, Parodontax and Centrum - are built on trusted science, innovation and deep human understanding.

For more information please visit www.haleon.com

Revenue by product category

Revenue by product category for the six months ended 30 June 2022 and 30 June 2021.

	Revenue (£m)		% Change
	H1 2022	H1 2021	Reported	Organic
Oral Health	1,438	1,360	5.7%	5.1%
VMS	816	702	16.2%	11.9%
Pain Relief	1,248	1,093	14.2%	11.7%
Respiratory Health	683	455	50.1%	46.7%
Digestive Health and Other	1,003	965	3.9%	3.5%
Total	5,188	4,575	13.4%	11.6%

Key category performance2 was as follows:

Oral Health

●  Sensodyne delivered mid-single digit revenue growth reflecting underlying brand strength, continued innovation and strong growth across key markets particularly Asia Pacific. This more than offset the negative impact of the COVID-19 lockdown in China in Q2.

●     Paradontax saw high-single digit revenue growth across all regions.

●     Denture care revenue was mid-single digit as a result of strong growth in EMEA and LatAm driven by demand returning following the decline seen during the pandemic.

VMS

●    Centrum revenue up mid-teens percent reflecting good growth across all regions, and up double digit in North America and Asia Pacific. Centrum and Emergen-C benefitted from increased capacity in North America.

●     Caltrate increased high-single digit given growth in China.

Pain Relief

●    Panadol revenue up mid twenties percent reflecting a successful post COVID-19 vaccination campaign and activation to meet increased demand during the Omicron wave.

●    Advil growth in the low twenties percent benefitting from increased demand and retail stocking patterns in the US.

●     Low single digit growth from Voltaren primarily driven by growth in China and the US, which was partly offset by a decline in Germany.

Respiratory Health

●     A strong cold and flu season, well ahead of the historically low season in 2021 was supported by the COVID-19 Omicron wave underpinning results across all regions. This added 4% to group revenue growth in the first half.

●     In the US and Europe, the cold and flu season was around 20% ahead of 2019 levels. As a result of the rebound, Theraflu revenue more than doubled and Otrivin was up just under 50%.

Digestive Health and Other

●     Digestive Health which is around half of this reported product category saw growth in Tums and Eno, Smokers health revenues declined slightly and skin health brands were up on last year.

Revenue by geographical segment

Revenue by geographical segment for the six months ended 30 June 2022 and 30 June 2021.

	Revenue (£m)		Change (%)
	H1 2022	H1 2021	Reported	Organic	Price	Vol/mix
North America	1,873	1,595	17.4%	10.4%	2.1%	8.3%
EMEA and LATAM	2,069	1,903	8.7%	12.1%	5.5%	6.6%
APAC	1,246	1,077	15.7%	12.3%	3.1%	9.2%
Total	5,188	4,575	13.4%	11.6%	3.7%	7.9%

Price and Volume/Mix are components of Organic Revenue Growth

Key geographical segment performance2 was as follows:

North America

●     Organic revenue growth in North America was +10.4%, with 2.1% price and 8.3% volume/mix.

●    Oral Health - revenue up low single digit, with Sensodyne up low single digit impacted by change in retailer inventory levels and disproportionately impacted by the cutover in Q2. Good growth in Paradontax.

●    VMS - revenue up mid teens percent given strong Centrum and Emergen-C growth supported by increased capacity.

●    Pain Relief - double digit revenue growth driven by Advil given increased demand during the Omicron wave and retail stocking patterns.

●    Respiratory Health - revenue up over 50% helped by the sustained rebound in cold and flu season well ahead of 2019 levels, including some benefit from new COVID-19 variants with similar symptoms,  and successful market activation.

●    Digestive Health and Other - revenue flat with strong growth in Chapstick offset by weakness in Smokers Health.

EMEA and LatAm

●     Organic revenue growth in EMEA and LatAm was 12.1%, with 5.5% price and 6.6% volume/mix.

●     Oral Health - mid single digit revenue growth due to strong Paradontax growth, robust recovery in Denture Care and continued Sensodyne growth.

●    VMS - revenue increased double digit driven by high single digit growth in Centrum and double digit growth in local strategic brands.

●     Pain Relief - mid single digit revenue growth largely reflecting double digit Panadol growth.

●     Respiratory Health - revenue up over 50% due to a strong cold and flu season significantly ahead of 2019 levels.

●     Digestive Health and Other - revenue up double digit with good results in all categories.

●  Particularly strong double digit revenue growth in Latin America and Middle East & Africa underpinned H1 revenue. Additionally, Europe saw high single digit revenue growth in Northern Europe with strong double digit growth in Southern and Central and Eastern Europe, which was partly offset by challenging performance in Germany.

Asia Pacific

●    Organic revenue growth in Asia-Pacific was 12.3%, with 3.1% price and 9.2% volume/mix. This included a one-off benefit of c.2% related to separation from changes in distribution in Vietnam.

●    Oral Health - high single digit revenue growth in Oral Health reflected strong growth in India, partly offset by some weakness in China from COVID-19 related lockdowns.

●     VMS - low double digit revenue growth supported by successful immunity campaigns in China by Centrum and Caltrate, and Centrum in Taiwan. Innovations around gender based vitamins and Probiotics contributed to growth.

●    Pain Relief - revenue growth in the mid twenties percent benefitting from successful Panadol activation and execution in markets including Australia, New Zealand, Malaysia and Taiwan relating to Omicron COVID-19 wave and a successful campaign around the COVID-19 vaccination.

●     Respiratory Health - rebound in cold and flu season resulted in revenue up high twenties percent.

●     Digestive Health and Other - revenue slightly down due to weakness in skin health brands.

●     Performance in South-East Asia, Taiwan and India was particularly strong during the first half and revenue up double digit. Revenue in China increased mid single digit for the first half despite a slowdown in the second quarter due to COVID-19 related lockdowns.

2 All comments refer to organic growth unless otherwise stated

Events subsequent to 30 June 2022

The Group drew down £1,490 million on a term loan, net of transaction costs of £4 million, on 13 July 2022. These funds were used to part settle the dividends paid on 13 July 2022 to GSK and Pfizer.

As anticipated in Haleon's prospectus, the Group paid a balancing dividend of £53 million to GSK. In addition, a pre separation cash dividend of £10,401 million and a final sweep dividend of £603 million were paid to GSK and Pfizer on 13 July 2022.

After completion of the demerger, Haleon has 9,234,573,831 ordinary shares in issue. Haleon's ordinary shares were admitted to trading on the main market of the London Stock Exchange on 18 July 2022 (on FTSE 100) and its American Depositary Shares began regular trading on the New York Stock Exchange on 22 July 2022.

Non IFRS measures and presentation of financial information

Adjusted results

Adjusted Results comprise Adjusted gross profit, Adjusted gross profit margin, Adjusted operating profit, Adjusted operating profit margin, Adjusted profit before taxation, Adjusted profit after taxation, Adjusted profit attributable to shareholders, Adjusted basic earnings per share, Adjusted diluted earnings per share, Adjusted cost of sales, Adjusted Selling, General and Administration ("SG&A"), Adjusted Research and Development ("R&D"), Adjusted other operating income, Adjusted net finance costs, Adjusted taxation charge, and Adjusted profit attributable to non-controlling interests. Adjusted Results exclude Net intangible amortisation and impairment, Restructuring costs, Transaction-related costs, Separation and Admission costs, and Disposals and other costs, in each case net of the impact of taxes (where applicable) (collectively, the "Adjusting Items", which are defined later in this section).

The Directors believe that Adjusted Results, when considered together with the Group's operating results as reported under IFRS, provide investors, analysts and other stakeholders with helpful complementary information to understand the financial performance and position of the Group from period to period and allow the Group's performance to be more easily compared against the majority of its peer competitors.

As Adjusted results include the benefits of restructuring programmes but exclude significant costs (such as Restructuring, Transaction-related costs and Separation and Admission costs), they should not be regarded as a complete picture of the Group's financial performance as presented in accordance with IFRS. In particular, when significant impairments, Restructuring charges and Separation and Admission costs are excluded, Adjusted Results will be higher than IFRS Results.

Adjusted Results exclude the following items (net of the impact of taxes, where applicable):

●       Net amortisation and impairment of intangible assets

Includes impairment of intangible assets and goodwill and amortisation of intangible assets excluding computer software. Amortisation and impairment of intangible assets arising from intangible assets acquired in business combinations are adjusted to reflect the performance of the business excluding the effect of acquisition accounting.

It is the Group's view that acquired intangible assets by their nature are fundamentally different from other depreciating assets that are replaced on a predictable cycle. The Group excludes the impact of non-cash amortisation associated with acquired intangible assets as this is not directly attributable to the sale of the Group's products and varies from period to period, which affects comparability of the Group's financial results. The costs to operate, maintain and extend the life of acquired intangible assets and purchased intellectual property are reflected in the Group's operating costs as labour, overheads, etc.

●       Restructuring costs

Includes personnel costs, associated with restructuring programs, impairments of tangible assets and computer software relating to specific programmes approved by the board of the Group from time to time (the "Board") that are structural and of a significant scale, where the costs of individual or related projects exceed £15 million. Restructuring costs also include integration costs following an acquisition, including in relation to personnel, manufacturing sites, real estate and IT infrastructure. These programmes can take several years to complete and are not directly attributable to the sale of the Group's products. Further, costs associated with these programmes vary from period to period, which affects comparability of the Group's financial results.

Restructuring costs do not include Separation and Admission costs (see "-Separation and Admission costs" below).

●         Transaction-related costs

Transaction-related accounting or other adjustments related to significant acquisitions. These costs are adjusted as they arise as a result of business combinations.

●       Separation and Admission costs

Costs incurred in relation to and in connection with the separation and listing of the Group as a standalone business. These costs are not directly attributable to the sale of the Group's products and specifically relate to the activities mentioned above, affecting comparability of the Group's financial results in historic and future reporting periods.

●       Disposals and others

Gains and losses on disposals of assets, businesses and tax indemnities related to business combinations, and other items. These gains and losses are not directly attributable to the sale of the Group's products and vary from period to period, which affects comparability of the Group's financial results.

Reconciliations between Adjusted and IFRS results for the period ended 30 June 2021 and year ended 31 December 2021 are set out in the Appendix V.

Constant currency

The Haleon Group's presentation currency is Pounds Sterling, but the Haleon Group's significant international operations give rise to fluctuations in foreign exchange rates. To neutralise foreign exchange impact and to better illustrate the change in results from one year to the next, the Haleon Group discusses its results both on an "as reported basis" or using "actual exchange rates" ("AER") (local currency results translated into Pounds Sterling at the prevailing foreign exchange rate) and using constant currency exchange rates ("CER"). To calculate results on a constant currency basis, prior year exchange rates are used to restate current year comparatives. The currencies which most influence the constant currency results of the Haleon Group and their exchange rates are shown in the below table.

	6 months to 30 June
	2022	2021
Average rates:
USD/£ .. . . . . . . . . . . . . . . . . . . . .	1.30	1.39
Euro/£ .. . . . . . . . . . . . . . . . . . . . .	1.19	1.15
Swiss Franc/£ . . . . . . . . . . . . . . .	1.22	1.26
CNY/£ .. . . . . . . . . . . . . . . . . . . . .	8.38	8.96

Organic revenue growth

Organic revenue growth represents the change in organic revenue at CER from one accounting period to the next. Organic revenue represents revenue, as determined under IFRS but excluding the impact of acquisitions, divestments and closures of brands or businesses, revenue attributable to manufacturing service agreements ("MSAs") relating to divestments and the closure of sites or brands, and the impact of currency exchange movements.

Revenue attributable to MSAs relating to divestments and production site closures has been removed from organic revenue because these agreements are transitionary and, with respect to production site closures, include a ramp-down period in which revenue attributable to MSAs gradually reduces several months before the production site closes. This revenue reduces the comparability of prior and current year revenue and is therefore adjusted for in the calculation of organic revenue growth.

Organic revenue is calculated period-to-period as follows, with prior year exchange rates to restate current year comparatives:

●           current year organic revenue excludes revenue from brands or businesses acquired in the current accounting period;

●           current year organic revenue excludes revenue attributable to brands or businesses acquired in the prior year from 1 January of the comparative period to the date of completion of the acquisition;

●           prior year organic revenue excludes revenue in respect of brands or businesses divested or closed in the current accounting period from 12 months prior to the completion of the disposal or closure until the end of the prior accounting period;

●           prior year organic revenue excludes revenue in respect of brands or businesses divested or closed in the previous accounting period in full; and

●           prior year and current year organic revenue excludes revenue attributable to MSAs relating to divestments and production site closures taking place in either the current or prior year.

To calculate organic revenue growth for the period, organic revenue for the prior year is subtracted from organic revenue in the current year and divided by organic revenue in the prior year.

The Group believes that discussing organic revenue growth contributes to the understanding of the Group's performance and trends because it allows for a year-on-year comparison of revenue in a meaningful and consistent manner.

Organic revenue growth by individual segment is further discussed by price and volume/mix changes, which are defined as follows:

●          Price: Defined as the variation in revenue attributable to changes in prices during the period. Price excludes the impact to organic revenue growth due to (i) the volume of products sold during the period and (ii) the composition of products sold during the period. Price is calculated as current year net price minus prior year net price multiplied by current year volume. Net price is the sales price, after deduction of any trade, cash or volume discounts that can be reliably estimated at point of sale. Value added tax and other sales taxes are excluded from the net price.

●        Volume/Mix: Defined as the variation in revenue attributable to changes in volumes in the period. Volume/Mix excludes the impact to organic revenue growth due to changes in prices during the period. Volume/Mix is calculated as current volume minus prior year volume multiplied by prior year net price.

The following tables reconcile reported revenue growth for the periods ended 30 June 2022 and 2021 to constant currency and organic revenue for the same period by geographical segment and product category:

	Geographical Segments
2022 vs 2021 (%)	North America	EMEA and LatAm	APAC	Total
Revenue Growth	17.4	8.7	15.7	13.4
Organic Adjustments	0.4	1.4	(0.6)	0.6
of which:
Effect of Acquisitions	-	-	(0.7)	(0.2)
Effect of Disposals	0.2	0.8	-	0.4
Effect of MSAs	0.2	0.6	0.1	0.4
Effect of Exchange Rates	(7.4)	2.0	(2.8)	(2.4)
Organic Revenue Growth	10.4	12.1	12.3	11.6
Price	2.1	5.5	3.1	3.7
Volume	8.3	6.6	9.2	7.9

	Product Categories
2022 vs 2021 (%)	Oral Health	VMS	Pain Relief	Respiratory Health	Digestive Health and Others	Total
Revenue Growth	5.7	16.2	14.2	50.1	3.9	13.4
Organic Adjustments	(0.3)	0.1	-	0.3	3.2	0.6
of which:
Effect of Acquisitions	(0.3)	(0.1)	(0.2)	-	-	(0.2)
Effect of Disposals	-	0.2	0.2	0.3	1.5	0.4
Effect of MSAs	-	-	-	-	1.7	0.4
Effect of Exchange Rates	(0.3)	(4.4)	(2.5)	(3.7)	(3.6)	(2.4)
Organic Revenue Growth	5.1	11.9	11.7	46.7	3.5	11.6

Appendix I

GSK plc ("GSK") is today releasing its quarterly and half-yearly results for the three and six months ended 30 June 2022. These quarterly and half-yearly results contain certain information regarding GSK's Consumer Healthcare business prepared under IFRS 5 'Non-current assets held for sale and discontinued operations'.

The information being released by GSK regarding the Consumer Healthcare business differs both in purpose and basis of preparation to the information presented by Haleon as an independent company.

Haleon's results for the six months ended 30 June 2022 will differ from those being released by GSK for a number of reasons, including the basis of accounting of intercompany transactions between GSK and Haleon and the basis of allocation of certain costs to the Consumer Healthcare discontinued operations.

As a result, whilst the two sets of financial information are similar, they are not the same because of certain differences in accounting and disclosure under IFRS. Therefore, the information regarding GSK's discontinued operations should not be used as a guide to Haleon's Group financial information.

Haleon intends to release its full unaudited results for the six months ended 30 June 2022 on 19 September 2022.

Appendix II

Listed below are Haleon's historic interim and annual financial performance for the fiscal year 2021 by segment.

Segmental performance
	Revenue (£m)
	Q1 2021	Q2 2021	H1 2021	Q3 2021	Q4 2021	FY 2021
North America	783	812	1,595	929	1,001	3,525
EMEA and LatAm	979	924	1,903	1,004	970	3,877
APAC	544	533	1,077	557	509	2,143
Total	2,306	2,269	4,575	2,490	2,480	9,545

Organic revenue growth (2021 vs 2020)
Q1 2021	Q2 2021	H1 2021	Q3 2021	Q4 2021	FY 2021
North America	(20.7)%	0.8%	(10.7)%	16.4%	12.8%	1.3%
EMEA and LatAm	(9.9)%	11.6%	(0.4)%	4.3%	11.5%	3.5%
APAC	20.3%	5.4%	11.6%	8.0%	5.3%	9.1%
Total	(9.0)%	5.9%	(2.0)%	9.4%	10.7%	3.8%
o/w Price	2.2%
o/w Volume mix	1.6%

Adjusted operating profit (£m)
H1 2021	FY 2021
North America	316	828
EMEA and LatAm	458	960
APAC	244	461
Corporate and other unallocated	(35)	(77)
Total	983	2,172
Reconciling items between adjusted operating profit and operating profit	(246)	(534)
Group operating profit	737	1,638

	Adjusted operating margin
	H1 2021	FY 2021
North America	19.8%	23.5%
EMEA and LatAm	24.1%	24.8%
APAC	22.7%	21.5%
Total	21.5%	22.8%

Refer to Appendices IV and V for the reconciliations between reported measures and non-IFRS measures for organic revenue growth and adjusted operating profit.

Appendix III

Listed below is Haleon's historic interim and annual sales performance for the fiscal year 2021 by product category.

Product category performance

		Revenue (£m)
	Q1 2021	Q2 2021	H1 2021	Q3 2021	Q4 2021	FY 2021
Oral Health	701	659	1,360	701	663	2,724
VMS	348	354	702	404	395	1,501
Pain Relief	538	555	1,093	581	563	2,237
Respiratory Health	243	212	455	326	351	1,132
Digestive Health & other	476	489	965	478	508	1,951
Total	2,306	2,269	4,575	2,490	2,480	9,545

	Organic revenue growth (2021 vs 2020)
	Q1 2021	Q2 2021	H1 2021	Q3 2021	Q4 2021	FY 2021
Oral Health	0.3%	10.7%	5.1%	4.7%	2.8%	4.4%
VMS	(0.3)%	(6.0)%	(3.4)%	17.8%	6.9%	4.2%
Pain Relief	(8.4)%	12.0%	1.0%	12.1%	12.7%	6.5%
Respiratory Health	(43.5)%	8.1%	(26.8)%	14.0%	44.6%	(1.8)%
Digestive Health & other	1.8%	2.2%	2.1%	4.2%	4.9%	3.1%
Total	(9.0)%	5.9%	(2.0)%	9.4%	10.7%	3.8%
o/w Price						2.2%
o/w Volume/Mix						1.6%

Refer to Appendix IV for the reconciliation between reported measures and non-IFRS measures for organic revenue growth.

Appendix IV

Organic Revenue growth

The following tables reconcile reported revenue growth for the interim and annual periods of fiscal year 2021 to constant currency and organic revenue for the same period by geographical segment and product category. The reconciliations in Appendices IV and V are included in order for the Trading Update to be in compliance with the European Securities and Markets Authority's guidelines:

	Geographical Segments
Q1 2021 vs Q1 2020 (%)	North America	EMEA and LatAm	APAC	Total
Revenue Growth	(27.3)%	(18.7)%	14.3%	(16.4)%
Organic Adjustments	2.1%	5.2%	5.1%	3.8%
of which:
Effect of Acquisitions	-	-	-	(0.1)%
Effect of Disposals	2.2%	5.2%	5.5%	4.0%
Effect of MSAs	(0.1)%	-	(0.4)%	(0.1)%
Effect of Exchange Rates	4.5%	3.6%	0.9%	3.6%
Organic Revenue Growth	(20.7)%	(9.9)%	20.3%	(9.0)%

	Product Categories
Q1 2021 vs Q1 2020 (%)	Oral Health	VMS	Pain Relief	Respiratory Health	Digestive Health and Other	Total
Revenue Growth	(3.0)%	(3.6)%	(11.4)%	(50.2)%	(17.6)%	(16.4)%
Organic Adjustments	-	0.5%	0.4%	4.2%	13.1%	3.8%
of which:
Effect of Acquisitions	-	-	-	-	-	(0.1)%
Effect of Disposals	-	0.5%	0.4%	4.2%	13.8%	4.0%
Effect of MSAs	-	-	-	-	(0.7)%	(0.1)%
Effect of Exchange Rates	3.3%	2.8%	2.6%	2.5%	6.3%	3.6%
Organic Revenue Growth	0.3%	(0.3)%	(8.4)%	(43.5)%	1.8%	(9.0)%

Appendix IV

Organic Revenue growth (continued)

	Geographical Segments
Q2 2021 vs Q2 2020 (%)	North America	EMEA and LatAm	APAC	Total
Revenue Growth	(12.3)%	3.5%	(2.6)%	(4.1)%
Organic Adjustments	3.2%	3.5%	2.0%	3.1%
of which:
Effect of Acquisitions	-	-	-	-
Effect of Disposals	3.2%	3.1%	2.2%	3.0%
Effect of MSAs	-	0.4%	(0.2)%	0.1%
Effect of Exchange Rates	9.9%	4.6%	6.0%	6.9%
Organic Revenue Growth	0.8%	11.6%	5.4%	5.9%

	Product Categories
Q2 2021 vs Q2 2020 (%)	Oral Health	VMS	Pain Relief	Respiratory Health	Digestive Health and Other	Total
Revenue Growth	1.9%	(11.5)%	5.1%	(9.4)%	(12.2)%	(4.1)%
Organic Adjustments	-	0.2%	0.4%	10.8%	7.7%	3.1%
of which:
Effect of Acquisitions	-	-	-	-	-	-
Effect of Disposals	-	0.2%	0.4%	10.8%	7.3%	3.0%
Effect of MSAs	-	-	-	-	0.4%	0.1%
Effect of Exchange Rates	8.8%	5.3%	6.5%	6.7%	6.7%	6.9%
Organic Revenue Growth	10.7%	(6.0)%	12.0%	8.1%	2.2%	5.9%

	Geographical Segments
H1 2021 vs H1 2020 (%)	North America	EMEA and LatAm	APAC	Total
Revenue Growth	(20.3)%	(9.3)%	5.3%	(10.7)%
Organic Adjustments	2.6%	4.6%	3.3%	3.6%
of which:
Effect of Acquisitions	-	-	-	-
Effect of Disposals	2.7%	4.5%	3.6%	3.6%
Effect of MSAs	(0.1)%	0.1%	(0.3)%	-
Effect of Exchange Rates	7.0%	4.3%	3.0%	5.1%
Organic Revenue Growth	(10.7)%	(0.4)%	11.6%	(2.0)%

Appendix IV

Organic Revenue growth (continued)
	Product Categories
H1 2021 vs H1 2020 (%)	Oral Health	VMS	Pain Relief	Respiratory Health	Digestive Health and Other	Total
Revenue Growth	(0.7)%	(7.7)%	(3.7)%	(37.0)%	(15.0)%	(10.7)%
Organic Adjustments	-	0.4%	0.4%	6.1%	10.5%	3.6%
of which:
Effect of Acquisitions	-	-	-	-	-	-
Effect of Disposals	-	0.4%	0.4%	6.1%	10.6%	3.6%
Effect of MSAs	-	-	-	-	(0.1)%	-
Effect of Exchange Rates	5.8%	3.9%	4.3%	4.1%	6.6%	5.1%
Organic Revenue Growth	5.1%	(3.4)%	1.0%	(26.8)%	2.1%	(2.0)%

	Geographical Segments
Q3 2021 vs Q3 2020 (%)	North America	EMEA and LatAm	APAC	Total
Revenue Growth	7.8%	(1.5)%	4.7%	3.2%
Organic Adjustments	3.1%	1.5%	0.8%	1.8%
of which:
Effect of Acquisitions	-	-	-	-
Effect of Disposals	3.2%	1.7%	1.0%	2.0%
Effect of MSAs	(0.1)%	(0.2)%	(0.2)%	(0.2)%
Effect of Exchange Rates	5.5%	4.3%	2.5%	4.4%
Organic Revenue Growth	16.4%	4.3%	8.0%	9.4%

	Product Categories
Q3 2021 vs Q3 2020 (%)	Oral Health	VMS	Pain Relief	Respiratory Health	Digestive Health and Other	Total
Revenue Growth	-	13.8%	8.2%	0.6%	(3.6)%	3.2%
Organic Adjustments	-	0.3%	-	8.4%	3.7%	1.8%
of which:
Effect of Acquisitions	-	-	-	-	-	-
Effect of Disposals	-	0.3%	-	8.4%	4.3%	2.0%
Effect of MSAs	-	-	-	-	(0.6)%	(0.2)%
Effect of Exchange Rates	4.7%	3.7%	3.9%	5.0%	4.1%	4.4%
Organic Revenue Growth	4.7%	17.8%	12.1%	14.0%	4.2%	9.4%

Appendix IV

Organic Revenue growth (continued)

	Geographical Segments
Q4 2021 vs Q4 2020 (%)	North America	EMEA and LatAm	APAC	Total
Revenue Growth	9.4%	3.0%	2.0%	5.3%
Organic Adjustments	1.0%	2.6%	0.6%	1.5%
of which:
Effect of Acquisitions	-	-	-	-
Effect of Disposals	1.1%	1.1%	0.8%	1.0%
Effect of MSAs	(0.1)%	1.5%	(0.2)%	0.5%
Effect of Exchange Rates	2.4%	5.9%	2.7%	3.9%
Organic Revenue Growth	12.8%	11.5%	5.3%	10.7%

	Product Categories
Q4 2021 vs Q4 2020 (%)	Oral Health	VMS	Pain Relief	Respiratory Health	Digestive Health and Other	Total
Revenue Growth	(1.6)%	4.5%	8.3%	39.3%	(4.5)%	5.3%
Organic Adjustments	-	0.3%	0.4%	0.2%	5.9%	1.5%
of which:
Effect of Acquisitions	-	-	-	-	-	-
Effect of Disposals	-	0.3%	0.4%	0.2%	3.7%	1.0%
Effect of MSAs	-	-	-	-	2.2%	0.5%
Effect of Exchange Rates	4.4%	2.1%	4.0%	5.1%	3.5%	3.9%
Organic Revenue Growth	2.8%	6.9%	12.7%	44.6%	4.9%	10.7%

	Geographical Segments
FY 2021 vs FY 2020 (%)	North America	EMEA and LatAm	APAC	Total
Revenue Growth	(6.7)%	(4.5)%	4.3%	(3.5)%
Organic Adjustments	2.4%	3.4%	2.0%	2.7%
of which:
Effect of Acquisitions	-	-	-	-
Effect of Disposals	2.5%	3.1%	2.2%	2.7%
Effect of MSAs	(0.1)%	0.3%	(0.2)%	-
Effect of Exchange Rates	5.6%	4.6%	2.8%	4.6%
Organic Revenue Growth	1.3%	3.5%	9.1%	3.8%
o/w Price				2.2%
o/w Volume				1.6%

Appendix IV

Organic Revenue growth (continued)

	Product Categories
FY 2021 vs FY 2020 (%)	Oral Health	VMS	Pain Relief	Respiratory Health	Digestive Health and Other	Total
Revenue Growth	(0.8)%	0.5%	2.1%	(12.8)%	(9.8)%	(3.5)%
Organic Adjustments	-	0.3%	0.3%	6.4%	7.6%	2.7%
of which:
Effect of Acquisitions	-	-	-	-	-	-
Effect of Disposals	-	0.3%	0.3%	6.4%	7.5%	2.7%
Effect of MSAs	-	-	-	-	0.1%	-
Effect of Exchange Rates	5.2%	3.4%	4.1%	4.6%	5.3%	4.6%
Organic Revenue Growth	4.4%	4.2%	6.5%	(1.8)%	3.1%	3.8%
o/w Price						2.2%
o/w Volume						1.6%

Appendix V

Adjusted results

The following tables set out a reconciliation between IFRS and Adjusted Results for the period ended 30 June 2021 and the year ended 31 December 2021:

£m	IFRS results	Net amortisation & impairment of intangible assets	Restructuring costs	Transaction related costs	Separation and admission costs	Disposals and others	Adjusted results
H1 2021
Revenue	4,575	-	-	-	-	-	4,575
Cost of sales	(1,761)	21	25	-	-	-	(1,715)
Gross profit	2,814	21	25	-	-	-	2,860
Gross profit margin %	61.5%						62.5%
Selling, general and admin	(1,978)	-	54	-	105	53	(1,766)
Research and development	(109)	-	(2)	-	-	-	(111)
Other operating income	10	-	-	-	-	(10)	-
Operating profit	737	21	77	-	105	43	983
Operating profit margin %	16.1%						21.5%
Net finance expense	(1)	-	-	-	-	-	(1)
Profit before taxation	736	21	77	-	105	43	982
Taxation	(216)	(3)	(17)	-	(20)	32	(224)
Tax rate %	29%			-			23%
Profit after tax for the year	520	18	60	-	85	75	758
Shareholders of the Group	491	18	60	-	85	75	729
Non-controlling interests	29	-	-	-	-	-	29
Basic earnings per Share1	49,100p	1,800p	6,000p	-	8,500p	7,500p	72,900p
Weighted average number of shares	1,000,000						1,000,000

£m
FY 2021
Revenue	9,545	-	-	-	-	-	9,545
Cost of sales	(3,595)	8	44	-	-	-	(3,543)
Gross profit	5,950	8	44	-	-	-	6,002
Gross profit margin %	62.3%						62.9%
Selling, general and admin	(4,086)	-	150	-	278	76	(3,582)
Research and development	(257)	8	1	-	-	-	(248)
Other operating income	31	-	-	-	-	(31)	-
Operating profit	1,638	16	195	-	278	45	2,172
Operating profit margin %	17.2%						22.8%
Net finance expense	(2)	-	-	-	-	-	(2)
Profit before taxation	1,636	16	195	-	278	45	2,170
Taxation	(197)	8	(36)	-	(47)	(197)	(469)
Tax rate %	12%			-			22%
Profit after tax for the year	1,439	24	159	-	231	(152)	1,701
Shareholders of the Group	1,390	24	159	-	231	(152)	1,652
Non-controlling interests	49	-	-	-	-	-	49
Basic earnings per Share1	139,000p	2,400p	15,900p	-	23,100p	(15,200)p	165,200p
Weighted average number of shares	1,000,000						1,000,000
1.             Basic and diluted earnings per share are the same in both periods presented.

2.            The number of shares in issue above has subsequently changed in July 2022.

Cautionary note regarding forward-looking statements

Certain statements contained in this Announcement are, or may be deemed to be, "forward-looking statements" (including for purposes of the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934). Forward-looking statements give Haleon's current expectations and projections about future events, including strategic initiatives and future financial condition and performance and so actual results may differ materially from what is expressed or implied by the statements. These statements sometimes use words such as "expects", "anticipates", "believes", "targets", "plans", "intends", "aims", "projects", "estimates", "indicates", "may", "might", "will", "should", "potential", "could" and other words of similar meaning (or the negative thereof). These forward-looking statements include all matters that are not historical or current facts. In particular, these include, but are not limited to, statements relating to future actions, prospective products or product approvals, future performance or results of current and anticipated products, sales efforts, expenses, the outcome of contingencies such as legal proceedings, dividend payments and financial results and Haleon's performance as an independent company following the demerger.

Any forward-looking statements made by or on behalf of Haleon speak only as of the date they are made and are based upon the knowledge and information available to Haleon on the date of this Announcement. These statements and views may be based on a number of assumptions and, by their nature, involve known and unknown risks, uncertainties and other factors because they relate to events and depend on circumstances that may or may not occur in the future and/or are beyond Haleon's control or precise estimate. Such risks, uncertainties and other factors include, but are not limited to, those discussed under "Risk Factors" on pages 17 to 45 of Haleon's prospectus, under "Risk Factors" in Haleon's Registration Statement on Form 20-Fand any impacts of the COVID-19 pandemic. Subject to our obligations under English and U.S. law in relation to disclosure and ongoing information, we undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HALEON PLC (Registrant)
Dated: July 27, 2022	By:	/s/ Amanda Mellor
		Name:	Amanda Mellor
		Title:	Company Secretary